December 3, 2024

Joao Kleber Cardoso
Chief Financial Officer
Aura Minerals Inc.
Craigmuir Chambers
Road Town
Tortola
VG1110
British Virgin Islands

        Re: Aura Minerals Inc.
            Application for Qualification of Indenture Under the Trust Indenture Act of
            1939 on Form T-3
            Filed November 19, 2024
            File No. 022-29119
Dear Joao Kleber Cardoso:

       This is to advise you that we have not reviewed and will not review your application.

       Please refer to Rule 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Christopher L. Doerksen